

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2020

Richard Toselli, M.D.
Chief Executive Officer
InVivo Therapeutics Holdings Corp.
One Kendall Square, Suite B14402
Cambridge, MA 02139

      Re: InVivo Therapeutics Holdings Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed November 8, 2019
          File No. 001-37350

Dear Dr. Toselli:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Life Sciences

cc: Rosemary G. Reilly, Esq.